UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.     )

WINWIN GAMING, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

976512 10 3

(CUSIP Number)

Arthur J. Petrie
9748 Gilespie Street, Suite C-350, Las Vegas, NV 89183
(702) 434-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Petrie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,582,906

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,582,906

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,582,906

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.23%

14.	Type of Reporting Person (See Instructions) IN

306,000 shares of the Company’s Common Stock is held by Players Club Partners, LLC which is jointly controlled by Mr. Petrie.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Players Club Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,582,906

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,582,906

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,582,906

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.23%

14.	Type of Reporting Person (See Instructions) IN

Players Club Partners, LLC is the record holder of 306,000 shares of the Company’s Common Stock, of which 153,000 shares is controlled by Arthur Petrie. Arthur Petrie is therefore the original owner of those shares.

Item 1. Security and Issuer.

The name of the issuer is WinWin Gaming Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 8687 West Sahara Avenue, Suite 201, Las Vegas, NV  89117  This statement relates to Client’s common stock, $0.01 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Arthur J. Petrie,  a citizen of the United States of America (the “Reporting Person”). The Reporting Person’s principal occupation is as an entrepreneur in the areas of real estate development and investing. The address at which his occupation is conducted is 9748 Gilespie Street, Suite C-350, Las Vegas, NV  89183.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement on June 22, 2006, pursuant to a certain Secured Convertible Note and Warrant Purchase Agreement, dated April 21, 2006, by and among the Issuer and the Reporting Person (the “Secured Convertible Note and Warrant Purchase Agreement”) reported in the current report on Form 8-K filed by the Issuer on April 27, 2006. Pursuant to the Secured Convertible Note and Warrant Purchase Agreement, the Reporting Person paid a sum of $200,000 in exchange for warrants to purchase 300,000 shares of the Issuer’s Common Stock (the “Shares”).

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Shares pursuant to the Secured Convertible Note and Warrant Purchase Agreement  as described in Item 3 above.

Except as set forth in this Schedule 13D and in the current report on Form 8-K filed by the Issuer on April 27, 2006, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           The Reporting Person is the beneficial owner of 6,582,906 shares of the Issuer’s Common Stock, representing 10.23% of the outstanding shares of the Issuer’s Common Stock. The Reporting Person does not own any other securities of the Issuer.

(b)           The Reporting Person has the sole power to vote and dispose of the 6,582,906  shares.

(c)                                  The Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Issuer on April 27, 2006, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2006
/s/ArthurPetrie
Arthur Petrie